

April 9, 2012

Mr. Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, Pennsylvania 19087

> **Re:** **Brandywine Realty Trust**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 001-09106**
>
> **Brandywine Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 000-24407**

Dear Mr. Howard M. Sipzner:

We have reviewed your response letter dated March 29, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Depreciation and Amortization, page F-20

1. We have considered your response to comment three in your letter dated March 29, 2012 and are unable to agree with your analysis. Please amend your December 31, 2011 10-K to restate your financial statements to properly reflect the out of period adjustment as a correction of an error. Reference is made to paragraph 250-10-45-22 to 24 of the FASB Accounting Standards Codification.

2.   Further to our above comment, please file an Item 4.02 8-K for the Form 10-K for the year ended December 31, 2011.   The Form 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and your time frame for filing the restated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief